

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

<u>Via E-Mail</u>
Randall Lanham
Chief Executive Officer
ECO Ventures Group, Inc.
7432 State Road 50, Suite 101
Groveland, Florida 34736

>   **Re: ECO Ventures Group, Inc.**
>   **Amendment No. 1 to Form 10-K**
>   **Filed April 5, 2012**
>   **Amendment No. 2 to Form 8-K**
>   **Filed January 18, 2012**
>   **File No. 000-52445**

Dear Mr. Lanham:

We are in receipt of your June 5, 2012 letter. Our review of the above-captioned filings remains open and unresolved until the company responds to our April 18, 2012 comment letter with an amendment to the Form 10-K and a supplemental response letter. Please either submit an amendment to your Form 10-K and a supplemental letter on EDGAR addressing the outstanding comments or provide a response indicating the date by which you will file the amended Form 10-K.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Melinda Hooker, Staff Accountant at (202) 551-3732, or, in her absence, Patricia Armelin, Senior Accountant at (202) 551-3747. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on engineering matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief